UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 25, 2012

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated July 23, 2012 of Global Ship Lease, Inc. (the “Company”) announcing new charter agreements for Ville d’Aquarius and Ville d’Orion. Attached hereto as Exhibit II and Exhibit III are the new charter agreements for Ville d’Aquarius and Ville d’Orion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 25, 2012	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

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Exhibit I

Investor and Media Contact:

David Burke

The IGB Group

646-673-9701

Global Ship Lease Announces New Time Charters

for Two Containerships

Maintains fully chartered fleet on fixed rate contracts

LONDON, July 23, 2012 — Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, today announced it has signed new time charters with CMA CGM for two 4,113 TEU containerships, the 1996-built Ville d’Aquarius and the 1997-built Ville d’Orion. The vessels will be chartered for approximately eight months at a rate of $9,962 per vessel per day, commencing upon expiration of the current time charters on September 20 and 21, 2012, respectively.

Ian Webber, Chief Executive Officer of Global Ship Lease, said, “We are pleased to have signed new time charters for these two ships with CMA CGM. These agreements are consistent with our strategy of operating our fleet of 17 vessels on fixed rate contracts in order to continue to generate predictable and stable results. With these two new contracts, our fleet continues to be fully time chartered until at least May next year with an average remaining term of 6.6 years, or 7.9 years weighted by TEU capacity, representing $1.1 billion of contracted revenue.”

Mr. Webber continued, “During a challenging market, we are pleased to have secured ongoing employment for these vessels into Second Quarter 2013. This period typically represents the high season for chartering activity and enhances the subsequent remarketing prospects for the two vessels. The seamless transition from current to new charters with CMA CGM ensures that we will not experience any offhire days, incur any costs associated with repositioning these vessels or pay any third party brokerage fees.”

The time charters for the Ville d’Aquarius and the Ville d’Orion were executed under an agreement entered into with CMA CGM, providing Global Ship Lease with the option to obligate CMA CGM to charter the vessels at an index-linked rate, with a floor of $8,500 per day. As part of this agreement, the Company will accelerate the redemption of 63 Series A Preferred Shares of $48,000 each from CMA CGM for $3,024,000. The redemption is to be funded by restricted cash, which can only be used for this purpose, since the proceeds resulted from the exercise of warrants in 2008. These 63 Preferred Shares were originally scheduled for redemption on August 14, 2016.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at June 30, 2012 of 8.3 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term at June 30, 2012 of 6.6 years, or 7.9 years on a weighted basis.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the overall health and condition of the U.S. and global financial markets;

•	the financial condition of CMA CGM, Global Ship Lease’s sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees and crew, number of offhire days, drydocking and survey requirements, general and administrative costs and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•

Global Ship Lease’s continued ability to enter into or renew long-term fixed-rate charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for its vessels in the spot market;

•	the continued performance of existing long-term fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including environmental and taxation; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

###

Exhibit II

TIME CHARTER PARTY — VILLE D’AQUARIUS

THIS AGREEMENT is dated July 20, 2012 and is made between (i) GLOBAL SHIP LEASE 2 LIMITED (the Owner) (ii) GLOBAL SHIP LEASE, INC. (the Parent) and (iii) CMA CGM S.A. (the Charterer) in respect of m.v. VILLE D’AQUARIUS, IMO Number 9125607 (the Vessel) which is registered in the name of the Owner under Cyprus flag.

WHEREAS:

(A)	The Vessel is currently let by the Owner on time charter to the Charterer pursuant to the terms of a time charter dated 5 December 2007 made between the Owner and the Charterer (the Existing Charter), the term of which is due to expire on or about 21 December 2012 +/- 90 days in chopt.

(B)	The Parent and the Charterer have entered into a preference share agreement dated 20 August 2009 (the PSA) relating to certain Series A Preferred Shares (as defined in the PSA) in the Parent which are held by the Charterer (the Shares).

(C)	The purpose of this Agreement is to set out the terms upon which, upon the expiry of the Existing Charter and subject to the exercise of the Owner’s Option (defined below), the Owner will let and the Charterer will take on hire the Vessel under a new time charter having the same terms and conditions as the Existing Charter, save as set out in this Agreement (the New Time Charter).

(D)	The Owner’s agreement to let the Vessel on hire to the Charterer under such New Time Charter is subject to the exercise by the Owner of an option in its favour (the Owner’s Option) which may be exercised by the Owner within 10 business days of its receipt from the Charterer of 60 days notice of intended redelivery of the Vessel under clause 23 of the Existing Charter (the Notice of Re-delivery).

IT IS AGREED as follows:

Words and expressions defined in the Existing Charter shall, unless otherwise defined herein, have the same meaning where used in this Agreement.

1	Owner’s Option

The Charterer hereby grants to the Owner the right to exercise the Owner’s Option which the Owner may exercise at any time within 10 business days following the Owner’s receipt of the Notice of Re-delivery under the Existing Charter by delivery of a written notice to the Charterer confirming the Owner’s intention to let the Vessel on hire to the Charterer in accordance with the terms of this Agreement (the Owner’s Option Notice).

2	Agreement to Charter the Vessel under the New Time Charter

If the Owner exercises the Owner’s Option, the Owner and the Charterer hereby agree that, immediately upon the expiry of the Existing Charter, the Owner will let and the Charterer will take on hire the Vessel upon and subject to the same terms and conditions as those set out in the Existing Charter (which shall apply to this Agreement as if set out in full herein) save as follows:

(a)	the date of the New Time Charter (as referred to in box 2 of the Existing Charter) shall be the date of the Owner’s Option Notice;

(b)	the period of the New Time Charter (as referred to in box 23 of the Existing Charter) shall be for the period from expiry of the term of the Existing Charter until 23 May 2013 +/- 22 days in chopt;

(c)	the Rate of Hire per Day (as referred to in box 25 of the Existing Charter) shall be the rate as quoted on the ConTex Index, published by the Hamburg Shipbrokers Association, for a 12 month timecharter of a 4,250 TEU Panamax vessel on the date of the Owner’s Option Notice (or, if no such rate is quoted on such date, on the most recent date on which such rate was quoted) discounted by 15 per cent. Provided always that the new rate of hire per day under the New Time Charter shall in no circumstances be lower than $8,500 per day:

(d)	the Owner’s address (as referred to in box 3 of the Existing Charter) shall be c/o Global Ship Lease Services Limited, Portland House, Stag Place, London, SW1E 5RS;

(e)	the excluded countries (as listed in box 22 of the Existing Charter starting with “Iceland”) shall include also Iran;

(f)	the date on which the Vessel was last drydocked (as referred to in Annex A) shall be 15 January 2012.

3	Redemption of Series A Preferred Shares in the Parent

3.1	In consideration of the Charterer granting to the Owner the Owner’s Option, within two business days of whichever is first to occur of: (i) this Agreement being signed by all parties and (ii) a new time charter in respect of the Vessel’s sister ship Ville D’Orion (which is to be made between the owner of that ship, Global Ship Lease 1 Limited, the Parent and the Charterer) being signed by all parties to that new time charter (the Other New Time Charter), the Parent shall redeem 63 of its Series A Preferred Shares by way of a cash payment to the Charterer on the date of such redemption of an amount of $3,024,000 (the Redemption Amount) in accordance with Article VII of the PSA.

3.2	Immediately upon receipt of the Redemption Amount, the Charterer shall surrender certificates representing 63 of its Series A Preferred Shares to the Parent following completion of which it is hereby agreed by the Parent and the Charterer that the reference to “83 shares” following the words “August 31, 2016” in the definition of Mandatory Redemption Event in the PSA shall be amended so as to read “20 shares”. All other terms and conditions of the PSA shall remain in full force and effect.

3.3	For the avoidance of doubt, once the Redemption Amount has been paid in full by the Parent to the Charterer (whether following execution of this Agreement or the Other New Time Charter), the Parent shall have no further obligations under this Agreement.

4	Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same Agreement.

5	Notices

The provisions of clause 22 of the Existing Charter (Notices) shall apply to this Agreement mutatis mutandis.

6	Law and jurisdiction

This Agreement is governed by English law and the provisions of clause 27 of the Existing Charter (Law and Arbitration) shall apply to this Agreement.

Any person who is not named as a party to this Agreement and any non contractual obligations arising out of or in connection with it shall have no rights under the Contract (Rights to Third Parties) Act 1999 to enforce any of its items.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SIGNED	)
for and on behalf of	)
GLOBAL SHIP LEASE 2 LIMITED	)
)
Authorised signatory

SIGNED	)
for and on behalf of	)
GLOBAL SHIP LEASE, INC	)
)
Authorised signatory

SIGNED	)
for and on behalf of	)
CMA CGM S.A.	)
Authorised signatory

Exhibit III

TIME CHARTER PARTY — VILLE D’ORION

THIS AGREEMENT is dated July 20, 2012 and is made between (i) GLOBAL SHIP LEASE 1 LIMITED (the Owner) (ii) GLOBAL SHIP LEASE, INC. (the Parent) and (iii) CMA CGM S.A. (the Charterer) in respect of m.v. VILLE D’ORION, IMO Number 9125619 (the Vessel) which is registered in the name of the Owner under Cyprus flag.

WHEREAS:

(A)	The Vessel is currently let by the Owner on time charter to the Charterer pursuant to the terms of a time charter dated 5 December 2007 made between the Owner and the Charterer (the Existing Charter), the term of which is due to expire on or about 21 December 2012 +/- 90 days in chopt.

(B)	The Parent and the Charterer have entered into a preference share agreement dated 20 August 2009 (the PSA) relating to certain Series A Preferred Shares (as defined in the PSA) in the Parent which are held by the Charterer (the Shares).

(C)	The purpose of this Agreement is to set out the terms upon which, upon the expiry of the Existing Charter and subject to the exercise of the Owner’s Option (defined below), the Owner will let and the Charterer will take on hire the Vessel under a new time charter having the same terms and conditions as the Existing Charter, save as set out in this Agreement (the New Time Charter).

(D)	The Owner’s agreement to let the Vessel on hire to the Charterer under such New Time Charter is subject to the exercise by the Owner of an option in its favour (the Owner’s Option) which may be exercised by the Owner within 10 business days of its receipt from the Charterer of 60 days notice of intended redelivery of the Vessel under clause 23 of the Existing Charter (the Notice of Re-delivery).

IT IS AGREED as follows:

Words and expressions defined in the Existing Charter shall, unless otherwise defined herein, have the same meaning where used in this Agreement.

1	Owner’s Option

The Charterer hereby grants to the Owner the right to exercise the Owner’s Option which the Owner may exercise at any time within 10 business days following the Owner’s receipt of the Notice of Re-delivery under the Existing Charter by delivery of a written notice to the Charterer confirming the Owner’s intention to let the Vessel on hire to the Charterer in accordance with the terms of this Agreement (the Owner’s Option Notice).

2	Agreement to Charter the Vessel under the New Time Charter

If the Owner exercises the Owner’s Option, the Owner and the Charterer hereby agree that, immediately upon the expiry of the Existing Charter, the Owner will let and the Charterer will take on hire the Vessel upon and subject to the same terms and conditions as those set out in the Existing Charter (which shall apply to this Agreement as if set out in full herein) save as follows:

(a)	the date of the New Time Charter (as referred to in box 2 of the Existing Charter) shall be the date of the Owner’s Option Notice;

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(b)	the period of the New Time Charter (as referred to in box 23 of the Existing Charter) shall be for the period from expiry of the term of the Existing Charter until 23 May 2013 +/- 22 days in chopt;

(c)	the Rate of Hire per Day (as referred to in box 25 of the Existing Charter) shall be the rate as quoted on the ConTex Index, published by the Hamburg Shipbrokers Association, for a 12 month timecharter of a 4,250 TEU Panamax vessel on the date of the Owner’s Option Notice (or, if no such rate is quoted on such date, on the most recent date on which such rate was quoted) discounted by 15 per cent. Provided always that the new rate of hire per day under the New Time Charter shall in no circumstances be lower than $8,500 per day:

(d)	the Owner’s address (as referred to in box 3 of the Existing Charter) shall be c/o Global Ship Lease Services Limited, Portland House, Stag Place, London, SW1E 5RS;

(e)	the excluded countries (as listed in box 22 of the Existing Charter starting with “Iceland”) shall include also Iran;

(f)	the date on which the Vessel was last drydocked (as referred to in Annex A) shall be 29 February 2012.

3	Redemption of Series A Preferred Shares in the Parent

3.1	In consideration of the Charterer granting to the Owner the Owner’s Option, within two business days of whichever is first to occur of (i) this Agreement being signed by all parties and (ii) a new time charter in respect of the Vessel’s sister ship Ville D’Aquarius (which is to be made between the owner of that ship, Global Ship Lease 2 Ltd, the Parent and the Charterer) being signed by all parties to that new time charter (the Other New Time Charter), the Parent shall redeem 63 of its Series A Preferred Shares by way of a cash payment to the Charterer on the date of such redemption of an amount of $3,024,000 (the Redemption Amount) in accordance with Article VII of the PSA.

3.2	Immediately upon receipt of the Redemption Amount, the Charterer shall surrender certificates representing 63 of its Series A Preferred Shares to the Parent following completion of which it is hereby agreed by the Parent and the Charterer that the reference to “83 shares” following the words “August 31, 2016” in the definition of Mandatory Redemption Event in the PSA shall be amended so as to read “20 shares”. All other terms and conditions of the PSA shall remain in full force and effect.

3.3	For the avoidance of doubt, once the Redemption Amount has been paid in full by the Parent to the Charterer (whether following execution of this Agreement or the Other New Time Charter), the Parent shall have no further obligations under this Agreement.

4	Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same Agreement.

5	Notices

The provisions of clause 22 of the Existing Charter (Notices) shall apply to this Agreement mutatis mutandis.

6	Law and jurisdiction

This Agreement is governed by English law and the provisions of clause 27 of the Existing Charter (Law and Arbitration) shall apply to this Agreement.

Any person who is not named as a party to this Agreement and any non contractual obligations arising out of or in connection with it shall have no rights under the Contract (Rights to Third Parties) Act 1999 to enforce any of its items.

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THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SIGNED	)
for and on behalf of	)
GLOBAL SHIP LEASE 1 LIMITED	)
)
Authorised signatory

SIGNED	)
for and on behalf of	)
GLOBAL SHIP LEASE, INC	)
)
Authorised signatory

SIGNED	)
for and on behalf of	)
CMA CGM S.A.	)
Authorised signatory

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